UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig Chief Financial Officer

Dated: March 5, 2009

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

5-3-09

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES FOURTH QUARTER
AND FULL YEAR 2008 FINANCIAL RESULTS

MIGDAL HAEMEK, Israel – March 5, 2009 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the fourth quarter and full year ended December 31, 2008.

Fourth Quarter 2008 Results

Revenues for the fourth quarter of 2008 totaled $12.4 million, 41% below the $21.0 million in the fourth quarter of 2007, and a 35% decline from the $19.1 million in the third quarter of 2008.

Gross profit margin for the fourth quarter of 2008 was 24%, compared to 43.7% for the fourth quarter of 2007, and 34.2% for the third quarter of 2008.

Loss before tax for the fourth quarter of 2008 was $4.9 million. This compares to income before tax of $0.2 million in the fourth quarter of 2007. For the previous quarter in 2008, loss before tax was $4.0 million.

Net loss for the fourth quarter of 2008 totaled $5.5 million, or $0.19 loss per share, compared to a net income of $29 thousand, or $0.00 per share, in the fourth quarter of 2007. Net loss in the third quarter of 2008 totaled $4.1 million, or $0.14 per share. The net loss for the fourth quarter of 2008 resulted mainly from: (a) the decrease in revenues; (b) a $1.3 million inventory and equipment write-off; and (c) legal fees related to the lawsuit filed by Rudolph Technologies against Camtek.

Net, cash, cash equivalents and marketable securities at the end of December 31, 2008, totaled $14.4 million, compared to $17.1 million at the end of September 30, 2008

Full Year 2008 Results

Revenues for the year ended December 31, 2008, increased 6.3% to $75.5 million, compared to $71.0 million reported for the year ended December 31, 2007. Gross profit margin for 2008 was 37%, compared to 40.9% in 2007. Net loss for 2008 was $9.6 million, or $0.32 per share, compared to a net loss of $7.7 million, or $0.25 per share, for 2007. Net loss for 2008 resulted mainly from: (a) a $4.4 million inventory and equipment write off; and (b) legal and professional fees with respect to the lawsuit mentioned above, and a potential acquisition that Camtek has pursued but decided to abort during the third quarter of 2008

“As part of the electronics industry supply chain, we are impacted by the global recession,” said Rafi Amit, Camtek’s CEO. “Realizing the dramatic decline in equipment utilization in most of our customers’ production lines, we took strict cost cutting measures, restructuring the Company to the new market reality. These measures included among others, a reduction of around 25% in payroll expenses. The new structure still ensures our ability to support our customers by providing advanced solutions and close technical support. We believe that our current cash and active inventory, along with the leaner organization, will carry us through the downturn period and enable us to emerge from it a stronger and more competitive company.”

Mr. Amit concluded, “The current lack of visibility does not allow us to provide any outlook for the current year or even for the first quarter, as delivery dates and revenue recognition status are still quite fluid.

Conference Call

Camtek will host a conference call today, March 5, at 10:00 a.m. EST. Rafi Amit, Chief Executive Officer, Mira Rosenzweig, Chief Financial Officer and Roy Porat, General Manager Camtek Israel, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call, referencing the “Camtek fourth quarter 2008 results conference call”.

US toll free:	1 866 345 5855	at 10:00 a.m. Eastern Time
Israel toll free:	03 918 0650	at 5:00 p.m. Israel Time
International:	+972 3 918 0650

For those unable to participate, the teleconference will be available for replay on Camtek’s website www.camtek.co.il beginning 24 hours after the call.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.

This press release is available at www.camtek.co.il

Contact Details

CAMTEK	IR INTERNATIONAL
Mira Rosenzweig CFO	GK International IR
Tel: +972-4-604-8308	Ehud Helft / Kenny Green
Fax: +972-4-604 8300	Tel: (US) 1 646 201 9246
Mobile: +972-54-9050703	info@gkir.com
mirar@camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Camtek Ltd.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,
	2008	2007
	Unaudited
	U.S. Dollars (In thousands)

Assets
Current assets
Cash and cash equivalents	15,949	18,601
Marketable securities	-	1,395
Accounts receivable,	18,156	23,500
Inventories	9,792	34,243
Due from affiliates	414	251
Other current assets	1,929	2,616
Deferred tax asset	39	124

Total current assets	46,279	80,730

Fixed assets
Cost	23,624	21,632
Less - Accumulated depreciation	7,976	6,307

Fixed assets, net	15,648	15,325

Marketable securities	-	1,075
Long term inventory	21,653	-
Deferred tax asset	148	612
Other assets, net	1,007	723

	22,808	2,410

Total assets	84,735	98,465

Liabilities and shareholder's equity
Current liabilities
Short term loan	1,500	-
Accounts payable -trade	5,240	7,960
Due to affiliates	294	866
Convertible loan - current portion	1,667	1,667
Other current liabilities	11,382	11,465

Total current liabilities	20,083	21,958

Long term liabilities
Convertible loan , net of current portion	1,666	3,333
Liability for employee severance benefits	271	268

Total liabilities	22,020	25,559

Commitments and contingencies
Shareholders' equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,227,484 in 2008 and 31,145,334 in 2007, outstanding (net of
treasury stock) 29,135,108 in 2008 and 30,133,715 in 2007	132	132
Additional paid-in capital	60,149	59,878
Retained earnings	4,332	13,889

	64,613	73,899
Treasury stock, at cost (2,092,376 shares in 2008 and 1,011,619 in 2007)	(1,898)	(993)

Total shareholders' equity	62,715	72,906

Total liabilities and shareholders' equity	84,735	98,465

Camtek Ltd.

Consolidated Statements of Operations

(in thousands, except share data)

	Year ended December 31,		Three months ended December 31,
	2008	2007	2008	2007
	Unaudited		Unaudited
	U.S. dollars		U.S. dollars

Revenues	75,463	70,969	12,399	21,028
Cost of revenues	47,615	41,940	9,386	11,841

Gross profit	27,848	29,029	3,013	9,187

Research and development costs	12,801	12,111	3,288	2,963
Selling, general and administrative expenses	24,834	24,119	5,322	6,098

	37,635	36,230	8,610	9,061

Operating income (loss)	(9,787)	(7,201)	(5,597)	126

Financial income (expenses), net	1,000	(128)	702	66

Income (loss) before income taxes	(8,787)	(7,329)	(4,895)	192

Income tax	(770)	(362)	(570)	(163)

Net income (loss)	(9,557)	(7,691)	(5,465)	29

Net income (loss) per ordinary share:

Basic	(0.32)	(0.25)	(0.19)	0.00

Diluted	(0.32)	(0.25)	(0.19)	0.00

Weighted average number of ordinary
shares outstanding:

Basic	29,916	30,145	29,170	30,212

Diluted	29,916	30,145	29,170	30,212